ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Marc A. Rubenstein
617-951-7826
617-235-0706 fax
marc.rubenstein@ropesgray.com

January 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Matthew Jones, Staff Attorney

Re:	SEC Comment Letter dated January 6, 2014
Genocea Biosciences, Inc.
Registration Statement on Form S-1 filed December 23, 2013
File No. 333-193043

Dear Mr. Riedler:

On behalf of Genocea Biosciences, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) a complete copy the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on December 23, 2013, in response to the comment letter to Chip Clark of the Company, dated January 6, 2014 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff marked copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as filed with the Commission on December 23, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated January 6, 2014, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Executive and Director Compensation, page 120

1.              Please update your executive and director compensation disclosure to include the registrant’s last completed fiscal year.  You should continue to provide 2012 executive compensation information in your Summary Compensation Table.  Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response to Comment 1: Based on the Staff’s comment, the Company has updated the Registration Statement to include 2013 executive and director compensation disclosure. The Company further advises the Staff that it has continued to provide 2012 executive compensation information in its Summary Compensation Table.

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Please do not hesitate to call me at 617-951-7826 or Tom Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc: Chip Clark